UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2017

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑                    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

This is to inform you that the Registered office of Vedanta Limited (the Company) is shifted from the State of Goa to the State of Maharashtra, Mumbai (within the Jurisdiction of Registrar of Companies, Mumbai, Maharashtra) w.e.f. February 4, 2017.

The Board at its meeting held on April 29, 2015 had approved the shifting of the Registered Office of the Company from the State of Goa to the State of Maharashtra, Mumbai. Subsequently, the Shareholders of the Company vide Postal Ballot results dated July 7, 2015, had approved the said shifting.

The Regional Director vide its Order dated February 2, 2017 has approved the application of the Company in the said matter. The Board through Resolution by Circulation dated February 3, 2017 took note and finalized the office address and fixed the effective date as February 4, 2017.

The Company had proposed to change the Registered Office of the Company from the State of Goa to the State of Maharashtra to facilitate the large shareholder base of the Company, majority of which are situated at Mumbai. The said alteration was also aimed to carry on the business of the Company more economically and efficiently and to enable the Company to achieve the synergy of operations due to better control and supervision on the activities.

Kindly take note of the new Registered Office address for all future correspondence:

Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai–400093, Maharashtra, India.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2017

VEDANTA LIMITED

By:	/s/ GR Arun Kumar
Name:	GR Arun Kumar
Title:	Whole Time Director & Chief Financial Officer